April 29, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company of New York JNLNY Separate Account I (Perspective CE)
File Nos. 333-48822 and 811-08401

Dear Commissioners:

This filing is Post-Effective Amendment No. 197 under the Investment Company Act of 1940 and Post-Effective Amendment No. 25 under the Securities Act of 1933, and is being made under paragraph (b)(1)(vii) of rule 485 as a replicate filing.  Its purposes are to reflect the comments of the staff on the template filing (File Nos. 333-70384 and 811-08401; Accession No. 0000927730-11-000012, template relief requested by letter dated February 7, 2011), and to make non-material changes that we deem appropriate.  We propose that it becomes effective on April 29, 2011 as indicated on the facing sheet of the amendment.

Please call me at (517) 367-3872 if you have any questions.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel